UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	001	34373

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
	168910	20	G

For Period Ended: September 30, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

China Natural Gas, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

19th Floor, Building B, Van Metropolis, 35 Tang Yan Road, Hi-Tech Zone

City, State and Zip Code

Xi’an, 710065, Shaanxi Province, China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of China Natural Gas, Inc. (the “Company”) on Form 10-Q could not be filed within the prescribed time period due to the fact that the Company changed its legal counsel recently and engaged its new counsel on November 8, 2011, just one day prior to the filing deadline.  The Company’s new counsel needed  additional time to review the Form 10-Q and  its disclosure requirements. As a result, the Company’s auditors were unable to complete their review of the Form 10-Q prior to the due date of the report. The Company anticipates that it will be able to file the Quarterly Report within the time period prescribed in Rule 12b-25(b)(2)(ii).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mitchell Nussbaum	212	407-4159
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  See attached explanation.
			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Natural Gas, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : November 9, 2011	By:	/s/ Bode Xu
Name: Bode Xu
Title: Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

PART IV
OTHER INFORMATION:  EXPLANATION

The Company’s revenues for the three and nine month periods ended September 30, 2011 increased to approximately $36.9 million and $88.3 million respectively, from approximately $22.3 million and $62.8 million in the three and nine month periods ended September 30, 2010, respectively.  In addition, net income for the three month period ended September 30, 2011 increased to approximately $4.5 million from approximately $3.6 million for the three month period ended September 30, 2010, and decreased to approximately $11.4 million during the nine month period ended September 30, 2011 from approximately $12.1 million for the nine month period ended September 30, 2010.